

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2008

Mr. Cary Baetz, Chief Financial Officer
Boots & Coots International Well Control Inc.
7908 N. Sam Houston Parkway W., 5th Floor
Houston, Texas 77064

> **Re:** **Boots & Coots International Well Control Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **Filed May 7, 2008 and August 5, 2008**
> **Response Letter Dated October 7, 2008**
> **File No. 1-13817**

Dear Mr. Baetz:

  We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Liquidity, page 25

1. We have considered your response to our prior comment number three in our letter of September 24, 2008. In meeting the requirement of Regulation S-K Item 303(a), we also note the guidance provided in Financial Reporting Codification Section 501.13.b. This would require the disclosure of the primary drivers and other material factors necessary to understand your operating cash flows, and not a mere recitation of changes evident to readers of your financial statements. Tell us what these primary drivers and other material factors were for your operating cash flows in Fiscal Year 2007 and 2006.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief